82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02030567

REGISTRANT'S NAME Regent Ventures Ltd

*CURRENT ADDRESS ______________________

____

____

**FORMER NAME ______________________

PROCESSED

APR 16 2002

THOMSON FINANCIAL

**NEW ADDRESS ______________________

____

____

FILE NO. 82- 2000 FISCAL YEAR 7-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/28/02

82-2080

02 MAR 18 AM 8:21

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

X Schedule A

X Schedules B & C

ARS 7-31-01

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Regent Ventures Ltd.	July 31, 2001	01/12/11

ISSUER ADDRESS

Penthouse 8 – 1060 Alberni Street

CITY / PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC	V6E 4K2	(604) 687-3581	(604) 669-7775

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Richard Wilson	Director	(604) 669-7775

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Richard Wilson"	**Richard Wilson**	01/12/11

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Eberhard Mueller"	**Eberhard Mueller**	01/12/11

REGENT VENTURES LTD.

FINANCIAL STATEMENTS

JULY 31, 2001 AND 2000

LANCASTER & DAVID
CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, C.A.
Michael J. David, C.A.

AUDITORS' REPORT

To the Shareholders of Regent Ventures Ltd.

We have audited the balance sheets of Regent Ventures Ltd. as at July 31, 2001 and 2000 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

"Lancaster & David"

CHARTERED ACCOUNTANTS

Vancouver, B.C.
September 20, 2001

Burnaby Office - Suite 3, 7375 Kingsway, Burnaby, BC, Canada, V3N 3B5 **Facsimile:** 604.524.9837
Vancouver Office – Suite 3240, 666 Burrard Street, Vancouver, BC, Canada, V6C 2X8 **Facsimile:** 604.602.0867
Telephone: 604.717.5526 **Email:** admin@lancasteranddavid.ca

REGENT VENTURES LTD.

BALANCE SHEETS

	July 31, 2001	July 31, 2000
ASSETS		
CURRENT		
Cash	$ -	$ 19
Prepaid expenses	1,819	
Short-term investments	4,500	5,329
Taxes recoverable	1,622	1,249
	7,941	6,597
INTEREST IN MINERAL PROPERTIES (Note 4)	166,631	162,641
DEFERRED EXPLORATION AND DEVELOPMENT COSTS (Note 4)	18,377	-
	$ 192,949	$ 169,238
LIABILITIES		
CURRENT		
Bank overdraft	$ 476	$ -
Accounts payable	51,637	42,957
Due to related parties (Note 5)	13,911	111,100
	66,024	154,057
LIABILITY TO ISSUE SHARES (Note 3)	24,500	-
	90,524	154,057
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6)	3,987,347	3,817,112
DEFICIT	(3,884,922)	(3,801,931)
	102,425	15,181
	$ 192,949	$ 169,238

Approved on behalf of the Board:

"Eberhard Mueller"
Eberhard Mueller - Director

"Richard Wilson"
Richard Wilson – Director

The accompanying notes are an integral part of these financial statements

REGENT VENTURES LTD.

STATEMENTS OF LOSS AND DEFICIT

	Year ended July 31, 2001	Year ended July 31, 2000
INTEREST INCOME	$ 396	$ 206
EXPENSES		
Amortization	-	1,416
Bank charges and interest	11,540	6,695
Management fees	30,000	30,000
Office and general	16,146	12,318
Professional fees	13,144	11,468
Transfer agent and filing fees	12,557	6,733
Travel and promotion	-	3,980
	83,387	72,610
LOSS BEFORE THE FOLLOWING	82,991	72,404
LOSS ON DISPOSAL OF CAPITAL ASSETS	-	822
WRITE-OFF OF MINERAL PROPERTY COSTS	-	1,555,692
NET LOSS FOR THE YEAR	82,991	1,628,918
DEFICIT, BEGINNING OF YEAR	3,801,931	2,173,013
DEFICIT, END OF YEAR	$ 3,884,922	$ 3,801,931
LOSS PER SHARE	$ 0.01	$ 0.10

The accompanying notes are an integral part of these financial statements

REGENT VENTURES LTD.

STATEMENTS OF CASH FLOWS

	Year ended July 31, 2001	Year ended July 31, 2000
CASH PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net loss for the year	$ (82,991)	$ (1,628,918)
Adjusted for items not involving cash:		
- Amortization	-	1,416
- Loss on disposal of capital assets	-	822
- Write-off of mineral property costs	-	1,555,692
	(82,991)	(70,988)
Net changes in non-cash working capital items:		
- Short-term investments	829	(207)
- Taxes recoverable	(373)	235
- Prepaid and deposits	(1,819)	-
- Accounts payable	8,680	(6,256)
- Accrued rent, management fees and interest to related parties	50,006	(40,886)
	(25,668)	(118,102)
INVESTING ACTIVITIES		
Proceeds on disposal of capital assets	-	15,173
Mineral property acquisition and exploration expenditures	(10,552)	(34,105)
	(10,552)	(18,932)
FINANCING ACTIVITIES		
Cash advances from related parties, net of repayments	11,225	22,700
Liability to issue shares	24,500	-
Proceeds from issuance of share capital	-	114,679
	35,725	137,379
INCREASE (DECREASE) IN CASH DURING THE YEAR	(495)	345
CASH (BANK OVERDRAFT), BEGINNING OF YEAR	19	(326)
CASH (BANK OVERDRAFT), END OF YEAR	$ (476)	$ 19

(Unaudited – See Notice to Reader)

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has experienced recurring losses and has a working capital deficiency of $58,083 at July 31, 2001 (2000 - $147,460). The continuation of the Company as a going concern is dependent upon its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Mineral Properties
The Company capitalizes the acquisition cost of mineral properties and related exploration and development costs on an individual property basis. These costs, which do not necessarily reflect present values, will be amortized over the estimated productive lives of the properties following the commencement of commercial production using the unit of production method. If a property is subsequently abandoned, sold or determined not to be economic, all related costs are written down. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties and related deferred exploration costs could be written off. Properties acquired under option agreements whereby payments are made at the sole discretion of the Company are recorded in the accounts at such time as the payments are made.

Use of Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Financial Instruments
The fair value of the Company's current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. Management believes the Company is not subject to significant interest rate risk, foreign currency risk or credit risk.

Loss Per Share
The loss per share figures is calculated using the weighted average number of shares outstanding during the respective fiscal periods. Fully diluted loss per share has not been presented, as the effect on basic loss per share would be anti-dilutive.

Stock-based Compensation Plan
The Company grants stock options under a fixed stock option plan in accordance with the Canadian Venture Exchange policies (Note 8). No compensation expense is recognized when stock options are granted to directors and employees. Any consideration paid by directors and employees on exercise of stock options is credited to share capital.

NOTE 3 – LIABILITY TO ISSUE SHARES

The Company completed a private placement financing consisting of 6,400,000 units at a price of $0.10 per unit to net the Company proceeds of $64,000. Each unit consists of one common share and one non-transferable series "A" share purchase warrant. Each series "A" share purchase warrant entitles the holder to acquire one common share at a price of $0.15 per share if exercised within two years. The proceeds are to be used for the exploration of the Company's mineral property and for general working capital purposes. The Company received proceeds of $24,500 prior to the year-end.

NOTE 4 - INTEREST IN MINERAL PROPERTIES

	2001	2000
Red Mountain Property, Yukon	$ 166,631	$ 162,641

The Company has a 100% interest, subject to a 1.0% NSR royalty, in certain mineral claims located in the Mayo Mining District in the Yukon Territories known as the BX Claims. The Company also has a 100% interest in additional claims in the Dawson Mining District located adjacent to the BX Claims.

NOTE 5 - RELATED PARTY TRANSACTIONS

a) During the period the Company incurred $30,000 (2000 - $30,000) for management fees and $8,000 (2000 - $12,000) for rent to a private company controlled by a director of the Company. At July 31, 2001 $11,827 (2000 - $36,173) is owing to this company. This amount is unsecured and has no specific terms for repayment.

b) During the period the Company incurred $636 (2000 – recovered $4,834) in arrears interest and incurred $6,353 (2000 - $3,464) in professional fees to a legal firm of which an officer of the Company is an employee. At July 31, 2001 $10,962 (2000 - $ 1,931) is owing to this firm.

c) The Company is indebted in the amount of $2,085 at July 31, 2001 (2000 - $74,834) to private companies controlled by directors, representing cash advances and accrued interest. This amount is unsecured, bears interest at 2% per month, and has no specific terms for repayment.

NOTE 6 - SHARE CAPITAL

Authorized:
100,000,000 common shares without par value

	Shares	Value
Issued:		
Balance as at July 31, 1999	15,290,632	$ 3,617,433
Issued during the period		
- for cash by exercise of stock options	764,531	114,679
- for settlement of debt	566,666	85,000
Balance as at July 31, 2000	16,621,829	3,817,112
Issued during the period		
- for settlement of debt	1,702,350	170,235
Balance as at July 31, 2001	18,324,179	$ 3,987,347

During the year, the Company granted options to acquire up to 1,832,417 shares exercisable at a price of $0.10 per share to April 26, 2003.

NOTE 7 – ACQUISITION

The Company entered into a Distribution Agreement with an effective date of May 1, 2001 with United Energy Corporation ("UEC"), a private Nevada corporation. The Company has been granted the non-exclusive worldwide rights to market and distribute oil and gas well production enhancement and other products that UEC manufactures. The term of the agreement expires on December 31, 2005 and is renewable for a further five-year period.

(Unaudited – See Notice to Reader)

NOTE 8 – STOCK OPTION PLAN

The Company's Board of Directors have approved a stock incentive plan in accordance with the policies of the Canadian Venture Exchange. The Board of Directors is authorized to grant options to directors, officers, consultants or employees to acquire up to 10% of issued and outstanding common shares. The exercise price of options granted shall not be less than the price permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction.

A summary of the changes in the Company's common share purchase options is presented below:

	July 31, 2001		July 31, 2000	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of period	-	-	1,529,063	$ 0.15
Granted	1,832,417	$ 0.15	-	-
Exercised	-	-	(764,531)	0.15
Forfeited / Cancelled	-	-	(764,532)	0.15
Balance, end of period	1,832,417	$ 0.15	-	-

Director and employee stock options are outstanding to purchase up to 1,832,417 common shares exercisable at a price of $0.15 per share up to April 26, 2003.

NOTE 9 – INCOME TAXES

The Company has non-capital losses for income tax purposes of approximately $1,000,000 (2000 - $1,000,000) which may by used to reduce future taxable income in Canada, expiring between 2002 and 2008. The Company has unclaimed exploration and development expenditures of approximately $1,751,611 (2000 - $1,729,244) which can be deducted for income tax purposes in Canada in future years at the Company's discretion.

Significant components of the Company's future tax assets and liabilities are shown below:

	2001	2000
Statutory tax rate	45.04%	45.60%
Future tax assets (liabilities):		
Non-Capital loss carryforwards	$ 452,903	$ 455,188
Unclaimed Canadian exploration and development expenditures	788,926	788,535
Total future tax assets	1,241,829	1,243,723
Valuation allowance	(1,241,829)	(1,243,723)
Net future tax assets	$ -	$ -

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of the future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period. A valuation allowance has been provided against all net future tax assets, as realization of such net assets is uncertain.

Regent Ventures Ltd.

Form 51-901F - Quarterly Report
For the Year Ended July 31, 2001

Schedule B:

1. *Analysis of deferred exploration costs:*

Balance at July 31, 2000	$ -
Incurred during the period:	
Drilling	13,322
Helicopter	2,792
Geological consulting	1,300
Field expenses and other	963
Balance at July 31, 2001	$ 18,377

2. *Related party transactions:* See Schedule A.

3. *Summary of securities issued and options granted during the period:*

a) Summary of securities issued during the quarter ended July 31, 2001: **NIL**

Date of Issue	Type of Security	Type of Issue	Number	Price	Consideration	Proceeds	Commission paid

b) Summary of options granted during the quarter ended July 31, 2001: NIL

Date of Issue	Name of optionee	Type of security	Number	Exercise price	Expiry date

4. *Summary of securities as at the end of the reporting period:*

a) Authorized share capital: 100,000,000 common shares without par value.

b) Issued share capital: See Schedule A.

c) Options and Warrants outstanding: See Schedule A.

d) Number of shares held in escrow: NIL

5. Directors and Officers as at July 31, 2001:

Directors	Officers
Eberhard Mueller	Eberhard Mueller, President
Richard Wilson	Doug Eacrett, Secretary
Terry Fields	Joel Brownstein, Vice-President, Finance

REGENT VENTURES LTD.

QUARTERLY REPORT - FORM 51-901F

FOR THE YEAR ENDED JULY 31, 2001

SCHEDULE C: MANAGEMENT DISCUSSION

The Issuer is a junior resource company engaged in the exploration and development of mineral resources properties with its principal focus on gold and other precious metals. The Issuer is also pursuing joint venture opportunities for oil well production enhancement.

The Issuer's mineral resource holdings consist of a 100% interest in 250 claims comprising approximately 10,000 acres located in the Mayo Mining District, Yukon Territory (the "Red Mountain Property"). 68 of the claims, known as the BX Claims, are subject to a 1.0% royalty. The Issuer also holds a non-exclusive worldwide right to market and distribute KH-30, an environmentally friendly, biodegradable solvent that has been proven successful in reducing paraffin in oil wellbores and flowlines and thereby increasing oil flow.

During the fiscal year ended July 31, 2001, the Issuer's activities were primarily limited to the administration of its corporate affairs. World markets for gold remained depressed and equity financing for exploration of gold projects difficult to come by. In the last quarter of the year, the Issuer saw the environment for financing change as interest was expressed in a private placement equity financing. The Issuer announced a private placement of 6,500,000 units of its securities at a price of $0.10 per unit on July 6, 2001 to provide $650,000 in capital for its operations. The private placement closed subsequent to the year-end in early September. With the financing, the Issuer planned to pursue the exploration of the Red Mountain Property. $400,000 of the proceeds were earmarked for an exploration program. A small part of the exploration ($10,552) was undertaken in late July. Aside from this exploration, the principal expenses incurred by the Issuer in the year were to maintain the office for the Issuer, satisfy regulatory requirements and provide transfer services with respect to the shares of the Issuer.

Operating expenses for the year ended July 31, 2001 totalled $83,387 compared with $72,610 for the year ended July 31, 2000. The increase in expenses of approximately $10,777 was principally due to an increase in bank charges and interest expense of $4,845, due to a reliance on debt financing through most of the year, transfer agent and filing fees of $5,824 and office and general expense of $3,828 during the year, due to increased activity near the end of the year, as offset by a reduction in amortization of fixed assets of $1,416 and travel and promotion expenses in the amount of $3,908. After deduction of $396 in interest income earned on cash deposits at the end of the year, the Issuer experienced a loss of $82,991 for the year as compared to a loss of $1,628,918 for 2000. The loss in 2000 was substantially higher due to a one-time write down of mineral properties of $1,555,692 made during that year.

The Issuer has no operating revenues and finances its operations principally through the sale of shares in its capital. In the short term, directors of the Issuer have provided cash advances to meet urgent operating needs. In March, 2001, the Issuer announced the settlement of $170,235 in debts through the issuance of 1,702,350 common shares at a deemed price of $0.10 per share (the "Debt Settlement"). No shares were issued for cash during the year as compared with the issuance of 764,531 shares on the exercise of stock options raising $114,679 together with the issue of 566,666 shares in the settlement of 85,000 in debts in 2000. The Debt Settlement closed in April, 2001. The Debt Settlement was conducted in accordance with the policies of and approved by the

Canadian Venture Exchange. At July 31, 2001, the Issuer had a working capital deficit of $58,083 due to having relied on debt financing during the last year. The private placement which closed subsequent to the year-end raised $650,000 in funds, sufficient to clear this deficit and provide operating capital to the Issuer both for its exploration program and general corporate matters.

Since the Red Mountain Property is only accessible for work during the summer period, management has been considering other business opportunities to provide year-round operations for the Issuer. In this regard, on June 20, 2001 the Issuer entered into an agreement with United Energy Corporation ("United Energy") of Secaucus, New Jersey, entitling the Issuer to acquire at dealer price and distribute, amongst other products, United Energy's line of environmentally friendly oil well production enhancement products. In keeping with its resource focus, the Issuer intends to use its access to these products to negotiate and enter into joint ventures for the development of oil wells in need of production enhancement.

During the year ended July 31, 2001, the Issuer accrued or paid:

1. Management fees of $30,000 and office rent of $12,000 to Active Management Ltd., a private company wholly-owned by Ed Mueller, President and a director of the Issuer; and

2. Legal fees of $6,353 to and accrued arrears interest of $636 to a law firm of which Douglas Eacrett, Secretary of the Issuer, is an associate.

No investor relations activities were undertaken by or on behalf of the Issuer during the period and no investor relations arrangements or contracts were entered into by the Issuer during the period.